Exhibit 23.2

CONSENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Company’s registration of 10,521,418 Common Shares of the Company, which may be issued by the Company pursuant to the Restricted Share Unit Agreement between John S. Chen and Blackberry Limited awarded to Mr. Chen as an inducement of employment, of our reports dated March 28, 2013, with respect to the consolidated financial statements of BlackBerry Limited and the effectiveness of internal control over financial reporting of BlackBerry Limited included in its Annual Report (Form 40-F) for the year ended March 2, 2013, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP
Kitchener, Canada,	Chartered Accountants
December 20, 2013.	Licensed Public Accountants